Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	June 30, 2024	December 31, 2023

ASSETS
Current assets
Cash		$35,887	$55,815
Trade receivables	13, 17	429,098	339,405
Prepaids and other assets	14	22,938	21,530
Financial derivatives	17	7,028	23,274
		494,951	440,024
Non-current assets
Exploration and evaluation assets	5	122,214	90,919
Oil and gas properties	6	6,862,101	6,619,033
Other plant and equipment		9,223	7,936
Lease assets		24,237	28,145
Prepaids and other assets	14	58,867	61,729
Deferred income tax asset	14	199,333	213,145
		$7,770,926	$7,460,931

LIABILITIES
Current liabilities
Trade payables	17	$617,222	$477,295
Financial derivatives	17	5,314	—
Share-based compensation liability	11	18,312	28,508
Dividends payable	10, 17	18,161	18,381
Lease obligations		8,471	13,391
Asset retirement obligations	9	19,439	20,448
		686,919	558,023
Non-current liabilities
Other long-term liabilities		19,845	19,147
Share-based compensation liability	11	4,394	7,224
Credit facilities	7	607,589	848,749
Long-term notes	8	1,833,182	1,562,361
Lease obligations		18,001	16,056
Asset retirement obligations	9	603,586	602,951
Deferred income tax liability	14	39,269	21,333
		3,812,785	3,635,844

SHAREHOLDERS’ EQUITY
Shareholders' capital	10	6,391,108	6,527,289
Contributed surplus		246,530	193,077
Accumulated other comprehensive income		853,499	690,917
Deficit		(3,532,996)	(3,586,196)
		3,958,141	3,825,087
		$7,770,926	$7,460,931

Subsequent events (notes 10 and 17)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2024	2023	2024	2023

Revenue, net of royalties
Petroleum and natural gas sales	13	$1,133,123	$598,760	$2,117,315	$1,154,096
Royalties		(240,440)	(107,920)	(449,611)	(201,173)
		892,683	490,840	1,667,704	952,923

Expenses
Operating		167,705	119,438	341,140	231,846
Transportation		33,314	14,574	63,149	31,579
Blending and other		67,685	52,995	131,893	112,676
General and administrative		21,006	15,240	43,418	26,974
Transaction costs		—	32,832	1,539	41,703
Exploration and evaluation	5	649	369	667	532
Depletion and depreciation		353,101	176,144	697,238	342,143
Share-based compensation	11	5,565	16,918	15,088	26,741
Financing and interest	15	91,617	34,497	152,884	58,222
Financial derivatives (gain) loss	17	(8,533)	3,038	18,329	(11,587)
Foreign exchange loss (gain)	16	20,055	(11,939)	59,992	(12,002)
Loss on dispositions and property swaps		6,311	—	3,650	336
Other expense (income)		1,025	141	2,096	(917)
		759,500	454,247	1,531,083	848,246
Net income before income taxes		133,183	36,593	136,621	104,677
Income tax expense (recovery)	14
Current income tax expense		6,475	1,350	8,155	2,470
Deferred income tax expense (recovery)		22,810	(178,360)	38,611	(162,837)
		29,285	(177,010)	46,766	(160,367)
Net income		$103,898	$213,603	$89,855	$265,044
Other comprehensive income (loss)
Foreign currency translation adjustment		52,019	(46,457)	162,582	(47,005)
Comprehensive income		$155,917	$167,146	$252,437	$218,039

Net income per common share	12
Basic		$0.13	$0.37	$0.11	$0.47
Diluted		$0.13	$0.36	$0.11	$0.47

Weighted average common shares (000's)	12
Basic		814,151	583,365	817,931	564,319
Diluted		818,025	588,170	821,290	569,284

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2022		$5,499,664	$89,879	$756,195	$(3,315,321)	$3,030,417
Issued on corporate acquisition		1,326,435	21,316	—	—	1,347,751
Vesting of share awards		26,229	(37,462)	—	—	(11,233)
Share-based compensation		—	16,237	—	—	16,237
Comprehensive (loss) income		—	—	(47,005)	265,044	218,039
Balance at June 30, 2023		$6,852,328	$89,970	$709,190	$(3,050,277)	$4,601,211

Balance at December 31, 2023		$6,527,289	$193,077	$690,917	$(3,586,196)	$3,825,087
Vesting of share awards	10	1,167	—	—	—	1,167
Repurchase of common shares for cancellation	10	(137,348)	53,453	—	—	(83,895)
Dividends declared	10	—	—	—	(36,655)	(36,655)
Comprehensive income		—	—	162,582	89,855	252,437
Balance at June 30, 2024		$6,391,108	$246,530	$853,499	$(3,532,996)	$3,958,141

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2024	2023	2024	2023

CASH PROVIDED BY (USED IN):
Operating activities
Net income		$103,898	$213,603	$89,855	$265,044
Adjustments for:
Non-cash share-based compensation	11	—	16,237	—	16,237
Unrealized foreign exchange loss (gain)	16	19,189	(12,880)	57,907	(13,093)
Exploration and evaluation	5	649	369	667	532
Depletion and depreciation		353,101	176,144	697,238	342,143
Non-cash financing and interest	15	37,671	6,242	45,658	11,592
Non-cash other income	9	—	—	—	(1,271)
Unrealized financial derivatives (gain) loss	17	(10,790)	19,403	21,560	10,193
Cash premiums on derivatives		—	(2,263)	—	(2,263)
Loss on dispositions and property swaps		6,311	—	3,650	336
Deferred income tax expense (recovery)	14	22,810	(178,360)	38,611	(162,837)
Asset retirement obligations settled	9	(7,115)	(5,392)	(13,626)	(9,518)
Change in non-cash working capital		(20,140)	(40,795)	(52,163)	(79,849)
Cash flows from operating activities		505,584	192,308	889,357	377,246

Financing activities
(Decrease) increase in credit facilities		(225,961)	577,428	(247,516)	601,979
Decrease in acquired credit facilities	3	—	(373,608)	—	(373,608)
Debt issuance costs		(25,023)	(39,925)	(25,023)	(39,925)
Payments on lease obligations		(5,478)	(1,181)	(10,350)	(2,336)
Net proceeds from issuance of long-term notes	8	780,936	1,046,197	780,936	1,046,197
Redemption of long-term notes	8	(580,913)	—	(580,913)	—
Redemption of acquired long-term notes	3	—	(569,256)	—	(569,256)
Repurchase of common shares	10	(80,890)	—	(83,895)	—
Dividends declared	10	(18,161)	—	(36,655)	—
Change in non-cash working capital		(4,105)	—	(2,100)	—
Cash flows (used in) from financing activities		(159,595)	639,655	(205,516)	663,051

Investing activities
Additions to exploration and evaluation assets	5	—	(741)	—	(1,231)
Additions to oil and gas properties	6	(339,573)	(169,963)	(752,124)	(403,099)
Additions to other plant and equipment		(1,279)	(580)	(3,536)	(1,021)
Corporate acquisition, net of cash acquired	3	—	(662,579)	—	(662,579)
Property acquisitions		(3,349)	62	(38,752)	(444)
Proceeds from dispositions		2,695	50	2,720	285
Change in non-cash working capital		2,264	14,980	87,923	41,965
Cash flows used in investing activities		(339,242)	(818,771)	(703,769)	(1,026,124)

Change in cash		6,747	13,192	(19,928)	14,173
Cash, beginning of period		29,140	6,445	55,815	5,464
Cash, end of period		$35,887	$19,637	$35,887	$19,637

Supplementary information
Interest paid		$86,727	$7,535	$105,016	$38,004
Income taxes paid		$11,877	$3,603	$16,421	$3,603
See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended June 30, 2024 and 2023
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.     REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and in Texas, United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PREPARATION

The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2023 ("2023 annual consolidated financial statements").

The consolidated financial statements were approved by the Board of Directors of Baytex on July 25, 2024.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited 2023 annual consolidated financial statements of the Company are available through its filings on SEDAR+ at www.sedarplus.ca and through the U.S. Securities and Exchange Commission at www.sec.gov.

Estimation Uncertainty

Management makes judgments and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board ("ISSB") has issued an IFRS Sustainability Disclosure Standard with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board has released proposed standards that are aligned with the ISSB release and include suggestions for Canadian-specific modifications. The Canadian Securities Administrators have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

Material Accounting Policies

Except as described below, the accounting policies, critical accounting judgments and significant estimates used in these consolidated financial statements are consistent with those used in the preparation of the 2023 annual consolidated financial statements.

New Accounting Standards Adopted

Effective January 1, 2024, Baytex adopted amendments to IAS 1 Presentation of Financial Statements which was issued by the IASB in January 2020. The amendments further clarify the requirements for the presentation of liabilities as current or non-current in the consolidated statements of financial position.

These amendments have not had a material impact on our consolidated financial statements.

3.     BUSINESS COMBINATION

On June 20, 2023, Baytex closed the acquisition of Ranger Oil Corporation (“Ranger”), a publicly traded oil and gas exploration and production company with operations in the Eagle Ford. Baytex acquired all of the issued and outstanding common shares of Ranger and is treated as the acquirer for accounting purposes. The acquisition increases Baytex's Eagle Ford scale and provides an operating platform to effectively allocate capital across the Western Canadian Sedimentary Basin and the Eagle Ford.

The acquisition was accounted for as a business combination with the net assets and liabilities recorded at fair value at the acquisition date. The total consideration of US$1.6 billion ($2.1 billion) consisted of $732.8 million of cash consideration and 311.4 million Baytex common shares valued at approximately $1.3 billion (based on the closing price of Baytex’s common shares of $4.26 per share on the Toronto Stock Exchange on June 20, 2023). Under the terms of the agreement, Ranger shareholders received 7.49 Baytex shares plus US$13.31 cash for each share of Ranger common stock.

The fair value of oil and gas properties acquired was primarily based on estimated cash flows associated with proved and probable oil and gas reserves acquired and the discount rate. Factors that impact these reserves cash flows include forecasted production volumes, royalty obligations, operating and capital costs, taxes and commodity prices. The estimation of reserves cash flows involves the expertise of the independent qualified reserve evaluators. Any changes to these estimates and assumptions could impact the calculation of the recoverable amount and the carrying value of assets. The fair value of the acquired oil and gas properties were determined using a discount rate of 12.2%.

Asset retirement obligations were determined using internal estimates of the timing and estimated costs associated with the abandonment and reclamation of the wells and facilities acquired using a market rate of interest of 9.0%.

The total consideration paid and estimates of the fair value of the assets and liabilities acquired as at the date of the acquisition are set forth in the table below. The purchase price equation was based on management's best estimate of the assets acquired and liabilities assumed. There were no measurement period adjustments recorded during the three and six months ended June 30, 2024 and the purchase price is considered final.

	USD	CAD (1)
Consideration
Cash	$553,150	$732,840
Common shares issued	1,001,196	1,326,435
Share-based compensation (2)	20,107	26,638
Total consideration	$1,574,453	$2,085,913

Fair value of net assets acquired
Oil and gas properties	$2,337,173	$3,096,404
Working capital deficiency excluding bank debt and financial derivatives (3)	(120,565)	(159,731)
Financial derivatives	17,030	22,562
Lease assets	15,708	20,811
Lease obligations	(15,708)	(20,811)
Credit facilities	(282,000)	(373,608)
Long-term notes	(429,676)	(569,256)
Asset retirement obligations	(23,632)	(31,310)
Deferred income tax asset	76,123	100,852
Net assets acquired	$1,574,453	$2,085,913
(1)Exchange rate used to translate the U.S. denominated values above is the rate as at the closing date being CAD/USD 1.32485.
(2)Following closing of the transaction, holders of awards outstanding under Ranger's share based compensation plans are entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date while the remaining fair value of the share awards assumed by Baytex will be recognized over the remaining future service periods (note 11). Included in this balance is $21.3 million (US$16.1 million) of awards that were fully vested at close of the Ranger acquisition and $5.3 million (US$4.0 million) of cash-based awards included in share-based compensation liability.
(3)Includes $70.3 million (US$53.0 million) of cash. Trade receivables acquired is net of a provision for expected credit losses of approximately $0.3 million.

4.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the Eagle Ford in Texas.; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended June 30	2024	2023	2024	2023	2024	2023	2024	2023

Revenue, net of royalties
Petroleum and natural gas sales	$508,560	$390,292	$624,563	$208,468	$—	$—	$1,133,123	$598,760
Royalties	(72,894)	(47,309)	(167,546)	(60,611)	—	—	(240,440)	(107,920)
	435,666	342,983	457,017	147,857	—	—	892,683	490,840

Expenses
Operating	84,415	91,354	83,290	28,084	—	—	167,705	119,438
Transportation	19,569	13,240	13,745	1,334	—	—	33,314	14,574
Blending and other	67,685	52,995	—	—	—	—	67,685	52,995
General and administrative	—	—	—	—	21,006	15,240	21,006	15,240
Transaction costs	—	—	—	—	—	32,832	—	32,832
Exploration and evaluation	649	369	—	—	—	—	649	369
Depletion and depreciation	117,865	112,262	231,853	62,211	3,383	1,671	353,101	176,144
Share-based compensation	—	—	—	—	5,565	16,918	5,565	16,918
Financing and interest	—	—	—	—	91,617	34,497	91,617	34,497
Financial derivatives (gain) loss	—	—	—	—	(8,533)	3,038	(8,533)	3,038
Foreign exchange loss (gain)	—	—	—	—	20,055	(11,939)	20,055	(11,939)
Loss on dispositions and property swaps	1,356	—	4,955	—	—	—	6,311	—
Other expense	—	—	—	—	1,025	141	1,025	141
	291,539	270,220	333,843	91,629	134,118	92,398	759,500	454,247
Net income (loss) before income taxes	144,127	72,763	123,174	56,228	(134,118)	(92,398)	133,183	36,593
Income tax expense (recovery)
Current income tax expense							6,475	1,350
Deferred income tax expense (recovery)							22,810	(178,360)
							29,285	(177,010)
Net income (loss)	$144,127	$72,763	$123,174	$56,228	$(134,118)	$(92,398)	$103,898	$213,603

Additions to exploration and evaluation assets	—	741	—	—	—	—	—	741
Additions to oil and gas properties	101,916	95,662	237,657	74,301	—	—	339,573	169,963
Corporate acquisition, net of cash acquired	—	—	—	662,439	—	—	—	662,439
Property acquisitions	1,802	(62)	1,547	—	—	—	3,349	(62)
Proceeds from dispositions	157	(50)	(2,852)	—	—	—	(2,695)	(50)

	Canada		U.S.		Corporate		Consolidated
Six Months Ended June 30	2024	2023	2024	2023	2024	2023	2024	2023

Revenue, net of royalties
Petroleum and natural gas sales	$924,873	$775,914	$1,192,442	$378,182	$—	$—	$2,117,315	$1,154,096
Royalties	(129,458)	(91,164)	(320,153)	(110,009)	—	—	(449,611)	(201,173)
	795,415	684,750	872,289	268,173	—	—	1,667,704	952,923

Expenses
Operating	169,818	182,534	171,322	49,312	—	—	341,140	231,846
Transportation	37,779	30,245	25,370	1,334	—	—	63,149	31,579
Blending and other	131,893	112,676	—	—	—	—	131,893	112,676
General and administrative	—	—	—	—	43,418	26,974	43,418	26,974
Transaction costs	—	—	—	—	1,539	41,703	1,539	41,703
Exploration and evaluation	667	532	—	—	—	—	667	532
Depletion and depreciation	234,861	231,733	456,292	107,175	6,085	3,235	697,238	342,143
Share-based compensation	—	—	—	—	15,088	26,741	15,088	26,741
Financing and interest	—	—	—	—	152,884	58,222	152,884	58,222
Financial derivatives loss (gain)	—	—	—	—	18,329	(11,587)	18,329	(11,587)
Foreign exchange loss (gain)	—	—	—	—	59,992	(12,002)	59,992	(12,002)
(Gain) loss on dispositions and property swaps	(1,055)	336	4,705	—	—	—	3,650	336
Other expense (income)	—	(1,271)	—	—	2,096	354	2,096	(917)
	573,963	556,785	657,689	157,821	299,431	133,640	1,531,083	848,246
Net income (loss) before income taxes	221,452	127,965	214,600	110,352	(299,431)	(133,640)	136,621	104,677
Income tax expense (recovery)
Current income tax expense							8,155	2,470
Deferred income tax expense (recovery)							38,611	(162,837)
							46,766	(160,367)
Net income (loss)	$221,452	$127,965	$214,600	$110,352	$(299,431)	$(133,640)	$89,855	$265,044

Additions to exploration and evaluation assets	—	1,231	—	—	—	—	—	1,231
Additions to oil and gas properties	260,042	279,778	492,082	123,321	—	—	752,124	403,099
Corporate acquisition, net of cash acquired	—	—	—	662,439	—	—	—	662,439
Property acquisitions	36,077	444	2,675	—	—	—	38,752	444
Proceeds from dispositions	132	(285)	(2,852)	—	—	—	(2,720)	(285)

	June 30, 2024	December 31, 2023
Canadian assets	$2,415,720	$2,289,083
U.S. assets	5,314,718	5,112,493
Corporate assets	40,488	59,355
Total consolidated assets	$7,770,926	$7,460,931

5.    EXPLORATION AND EVALUATION ASSETS

	June 30, 2024	December 31, 2023
Balance, beginning of period	$90,919	$168,684
Property acquisitions	35,467	18,486
Divestitures	(1,173)	(2,965)
Property swaps	(68)	1,000
Exploration and evaluation expense	(667)	(8,896)
Transfer to oil and gas properties (note 6)	(2,264)	(83,530)
Foreign currency translation	—	(1,860)
Balance, end of period	$122,214	$90,919

At June 30, 2024 and December 31, 2023, there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's cash generating units ("CGUs").

6.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2022	$12,042,216	$(7,421,450)	$4,620,766
Capital expenditures	1,012,787	—	1,012,787
Corporate acquisition (note 3)	3,096,404	—	3,096,404
Property acquisitions	20,263	—	20,263
Transfers from exploration and evaluation assets (note 5)	83,530	—	83,530
Transfers from lease assets	7,611	—	7,611
Change in asset retirement obligations (note 9)	54,166	—	54,166
Divestitures	(660,920)	317,651	(343,269)
Property swaps	(2,975)	3,756	781
Impairment loss	—	(833,662)	(833,662)
Foreign currency translation	(127,065)	66,501	(60,564)
Depletion	—	(1,039,780)	(1,039,780)
Balance, December 31, 2023	$15,526,017	$(8,906,984)	$6,619,033
Capital expenditures	752,124	—	752,124
Property acquisitions	3,334	—	3,334
Transfers from exploration and evaluation assets (note 5)	2,264	—	2,264
Transfers from lease assets	7,418	—	7,418
Change in asset retirement obligations (note 9)	1,291	—	1,291
Divestitures	(2,626)	469	(2,157)
Property swaps	997	682	1,679
Foreign currency translation	305,550	(137,282)	168,268
Depletion	—	(691,153)	(691,153)
Balance, June 30, 2024	$16,596,369	$(9,734,268)	$6,862,101

At June 30, 2024, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

At December 31, 2023, the Company identified indicators of impairment for oil and gas properties in the legacy non-operated Eagle Ford CGU due to changes in reserves and in the Viking CGU due to changes in reserves and a loss recorded on disposition of an asset. The recoverable amounts for the two CGUs were not sufficient to support their carrying values which resulted in an impairment loss of $833.7 million recorded at December 31, 2023. The recoverable amount for each CGU is based on estimated cash flows associated with proved and probable oil and gas reserves from an independent reserve report prepared as at December 31, 2023 utilizing a discount rate based on Baytex's corporate weighted average cost of capital adjusted for asset specific factors. The after-tax discount rates applied to the cash flows were between 12% and 14%.

7.    CREDIT FACILITIES

	June 30, 2024	December 31, 2023
Credit facilities - U.S. dollar denominated (1)	$244,305	$311,980
Credit facilities - Canadian dollar denominated	381,671	552,756
Credit facilities - principal (2)	625,976	864,736
Unamortized debt issuance costs	(18,387)	(15,987)
Credit facilities	$607,589	$848,749
(1)U.S. dollar denominated credit facilities balance was US$178.5 million as at June 30, 2024 (December 31, 2023 - US$236.3 million).
(2)The decrease in the principal amount of the credit facilities outstanding from December 31, 2023 to June 30, 2024 is the result of net repayments of $247.5 million, partially offset by an increase in the reported amount of U.S. denominated debt of $8.8 million due to foreign exchange.

On May 9, 2024, Baytex extended the maturity of the revolving credit facilities (the "Credit Facilities") from April 1, 2026 to May 9, 2028. There are no changes to the loan balances or financial covenants as a result of the amendment. Following the amendment, borrowing in Canadian funds previously based on the banker's acceptance rate has been replaced with borrowings based on the Canadian Overnight Repo Rate Average ("CORRA").

At June 30, 2024, Baytex had US$1.1 billion ($1.5 billion) of revolving credit facilities that mature on May 9, 2028. The Credit Facilities are secured and are comprised of a US$50 million operating loan and a US$750 million syndicated revolving loan for Baytex and a US$45 million operating loan and a US$255 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc.

The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. Advances under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, CORRA rates or secured overnight financing rates ("SOFR"), plus applicable margins.

The weighted average interest rate on the Credit Facilities was 8.0% for the six months ended June 30, 2024 (6.5% for six months ended June 30, 2023).

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at June 30, 2024.

Covenant Description	Position as at June 30, 2024	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.3:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	10.3:1.0	3.5:1.0
Total Debt (4) to Bank EBITDA (2) (Maximum Ratio)	1.1:1.0	4:0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at June 30, 2024, the Company's Senior Secured Debt totaled $630.6 million.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended June 30, 2024 was $2.3 billion.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expense, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Financing and interest expense for the twelve months ended June 30, 2024 was $219.0 million.
(4)"Total Debt" is calculated in accordance with the credit facility agreement and is defined as all obligations, liabilities, and indebtedness of Baytex excluding trade payables, share-based compensation liability, dividends payable, asset retirement obligations, leases, deferred income tax liabilities, other long-term liabilities and financial derivative liabilities. As at June 30, 2024, the Company's Total Debt totaled $2.5 billion of principal amounts outstanding.

At June 30, 2024, Baytex had $5.7 million of outstanding letters of credit (December 31, 2023 - $5.6 million outstanding) under the Credit Facilities.

8.    LONG-TERM NOTES

	June 30, 2024	December 31, 2023
8.75% notes due April 1, 2027 (1)	$—	$541,114
8.50% notes due April 30, 2030 (2)	1,094,920	1,056,361
7.375% notes due March 15, 2032 (3)	786,974	—
Total long-term notes - principal (4)	1,881,894	1,597,475
Unamortized debt issuance costs	(48,712)	(35,114)
Total long-term notes - net of unamortized debt issuance costs	$1,833,182	$1,562,361
(1)The 8.75% notes were fully repaid on April 1, 2024. The U.S. dollar denominated principal outstanding of the 8.75% notes was US$409.8 million as at December 31, 2023.
(2)The U.S. dollar denominated principal outstanding of the 8.50% notes was US$800.0 million as at June 30, 2024 (December 31, 2023 - US$800.0 million).
(3)The U.S. dollar denominated principal outstanding of the 7.375% notes was US$575.0 million as at June 30, 2024 (December 31, 2023 - nil).
(4)The increase in the principal amount of long-term notes outstanding from December 31, 2023 to June 30, 2024 is the result of the issuance of the 7.375% notes for $780.9 million and changes in the reported amount of U.S. denominated debt of $60.0 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding. This was partially offset by the repayment of the 8.75% notes for $556.6 million.

On April 1, 2024, Baytex closed a private offering of the US$575 million aggregate principal amount of senior unsecured notes due 2032 ("7.375% Senior Notes"). The 7.375% Senior Notes were priced at 99.266% of par to yield 7.500% per annum, bear interest at a rate of 7.375% per annum and mature on March 15, 2032. The 7.375% Senior Notes are redeemable at our option, in whole or in part, at specified redemption prices on or after March 15, 2027 and will be redeemable at par from March 15, 2029 to maturity. Proceeds from the 7.375% Senior Notes were used to redeem the remaining US$409.8 million aggregate principal amount of the outstanding 8.75% Senior Notes at 104.375% of par value, pay the related fees and expenses associated with the offering, and repay a portion of the debt outstanding on our Credit Facilities. During Q2 2024, Baytex recorded early redemption expense of $24.4 million which is the call premium paid on the redemption of the 8.75% Senior Notes.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments.

9.    ASSET RETIREMENT OBLIGATIONS

	June 30, 2024	December 31, 2023
Balance, beginning of period	$623,399	$588,923
Liabilities incurred (1)	10,275	24,185
Liabilities settled	(13,626)	(26,416)
Liabilities assumed from corporate acquisition (note 3)	—	31,310
Liabilities acquired from property acquisitions	81	11
Liabilities divested	(1,043)	(43,153)
Property swaps	(728)	76
Accretion (note 15)	10,386	20,406
Government grants (2)	—	(1,271)
Change in estimate (1)	8,100	17,067
Changes in discount and inflation rates (1)(3)	(17,084)	12,914
Foreign currency translation	3,265	(653)
Balance, end of period	$623,025	$623,399
Less current portion of asset retirement obligations	19,439	20,448
Non-current portion of asset retirement obligations	$603,586	$602,951
(1)The total of these items reflects the total change in asset retirement obligations of $1.3 million per Note 6 - Oil and Gas Properties ($54.2 million increase in 2023).
(2)Certain government grants were provided by the Government of Alberta and the Government of Saskatchewan under programs that were completed during the year ended December 31, 2023. During the six months ended June 30, 2024, no amounts have been recognized under these programs ($1.3 million for the year ended December 31, 2023).
(3)The discount and inflation rates used to calculate the liability for our Canadian operations at June 30, 2024 were 3.4% and 1.8% respectively (December 31, 2023 - 3.0% and 1.6%). The discount and inflation rates used to calculate the liability for our U.S. operations at June 30, 2024 were 4.5% and 2.3%, respectively (December 31, 2023 - 4.0% and 2.1%).

10.    SHAREHOLDERS' CAPITAL

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at June 30, 2024, no preferred shares have been issued by the Company and all common shares issued were fully paid. The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2022	544,930	$5,499,664
Issued on corporate acquisition	311,370	1,326,435
Vesting of share awards	5,892	26,229
Common shares repurchased and cancelled	(40,511)	(325,039)
Balance, December 31, 2023	821,681	$6,527,289
Vesting of share awards	272	1,167
Common shares repurchased and cancelled	(16,976)	(137,348)
Balance, June 30, 2024	804,977	$6,391,108

Normal Course Issuer Bid ("NCIB") Share Repurchases

On June 26, 2024, Baytex announced that the Toronto Stock Exchange ("TSX") accepted the renewal of the NCIB under which Baytex is permitted to purchase for cancellation up to 70.1 million common shares over the 12-month period commencing July 2, 2024. The number of shares authorized for repurchase represented 10% of the Company's public float, as defined by the TSX, as at June 18, 2024. On June 18, 2024 Baytex had 808.0 million common shares outstanding.

During the six months ended June 30, 2024, Baytex recorded $83.9 million related to common share repurchases, which includes $82.3 million of consideration paid for the repurchase and cancellation of common shares as well as $1.6 million of federal tax levied on equity repurchases.

Purchases are made on the open market at prices prevailing at the time of the transaction. During the six months ended June 30, 2024, Baytex repurchased and cancelled 17.0 million common shares at an average price of $4.85 per share for total consideration of $82.3 million. During 2023, Baytex repurchased and cancelled 40.5 million common shares at an average price of $5.48 per share for total consideration of $221.9 million. The total consideration paid includes the commissions and fees paid as part of the transaction and is recorded as a reduction to shareholders' equity. The shares repurchased and cancelled are accounted for as a reduction in shareholders' capital at historical cost, with any discount paid recorded to contributed surplus and any premium paid recorded to retained earnings.

Effective January 1, 2024, the Government of Canada introduced a 2% federal tax on equity repurchases. During the six months ended June 30, 2024, Baytex recorded a $1.6 million liability, charged to shareholders’ capital, related to the federal tax on equity repurchases.

Dividends

The following dividends were declared by Baytex during the six months ended June 30, 2024.

Record Date	Payable Date	Per Share Amount	Dividend Amount
March 15, 2024	April 1, 2024	$0.0225	$18,494
June 14, 2024	July 2, 2024	0.0225	18,161
Total dividends declared			$36,655

On July 25, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share to be paid on October 1, 2024 for shareholders on record as at September 16, 2024.

11.    SHARE-BASED COMPENSATION PLAN

For the three and six months ended June 30, 2024 the Company recorded total share-based compensation expense of $5.6 million and $15.1 million respectively ($16.9 million and $26.7 million for the three and six months ended June 30, 2023) which is comprised of the expense related to cash-settled awards.

The Company's closing share price on the Toronto Stock Exchange on June 30, 2024 was $4.74 (December 31, 2023 - $4.38 and June 30, 2023 - $4.32).

The number of awards outstanding is detailed below:

(000s)	Restricted awards	Performance awards	Incentive awards	Director Share Units	Total
Total, December 31, 2022	762	4,796	5,109	967	11,634
Granted	41	2,641	2,607	278	5,567
Assumed on corporate acquisition (1)	10,789	—	—	—	10,789
Vested	(9,302)	(3,767)	(2,715)	—	(15,784)
Forfeited	(11)	(315)	(518)	—	(844)
Total, December 31, 2023	2,279	3,355	4,483	1,245	11,362
Granted	5	2,323	3,478	167	5,973
Added by performance factor	—	524	—	—	524
Vested	(1,457)	(2,443)	(2,515)	—	(6,415)
Forfeited	—	(20)	(56)	—	(76)
Total, June 30, 2024	827	3,739	5,390	1,412	11,368
(1)Following the closing of the transaction, holders of awards outstanding under Ranger's Share Award Plan were entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date (note 3) while the remaining fair value of the share awards assumed by Baytex is recognized over the remaining future service periods.

Share Award Incentive Plan

Baytex has a Share Award Incentive Plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares or the cash equivalent value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

In 2023, Baytex became the successor to Ranger's Share Award Plan (note 3). Awards outstanding as at the closing day of the acquisition were converted to restricted awards that will be settled in shares of Baytex or with cash, with the quantity outstanding adjusted based on the exchange ratio for the business combination with Ranger.

The weighted average fair value of share awards granted during the six months ended June 30, 2024 was $4.28 per restricted and performance award ($5.41 for the six months ended June 30, 2023).

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the participants of the plan are entitled to receive a cash payment equal to the value of one Baytex common share per incentive award at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of share awards granted during the six months ended June 30, 2024 was $4.28 per incentive award ($5.39 for the six months ended June 30, 2023).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share per DSU award on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in share-based compensation liability.

The weighted average fair value of share awards granted during the six months ended June 30, 2024 was $4.48 per DSU award ($5.49 for the six months ended June 30, 2023).

12.    NET INCOME PER SHARE

Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended June 30
	2024			2023
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$103,898	814,151	$0.13	$213,603	583,365	$0.37
Dilutive effect of share awards	—	3,874	—	—	4,805	—
Net income - diluted	$103,898	818,025	$0.13	$213,603	588,170	$0.36

	Six Months Ended June 30
	2024			2023
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$89,855	817,931	$0.11	$265,044	564,319	$0.47
Dilutive effect of share awards	—	3,359	—	—	4,965	—
Net income - diluted	$89,855	821,290	$0.11	$265,044	569,284	$0.47

For the three and six months ended June 30, 2024 and June 30, 2023, no share awards were excluded from the calculation of diluted income per share as their effect was dilutive.

13.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended June 30
	2024			2023
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$104,030	$558,620	$662,650	$124,965	$183,845	$308,810
Heavy oil	394,960	—	394,960	251,449	—	251,449
NGL	5,144	44,366	49,510	3,772	16,391	20,163
Natural gas sales	4,426	21,577	26,003	10,106	8,232	18,338
Total petroleum and natural gas sales	$508,560	$624,563	$1,133,123	$390,292	$208,468	$598,760

	Six Months Ended June 30
	2024			2023
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$199,251	$1,064,514	$1,263,765	$271,420	$325,855	$597,275
Heavy oil	699,884	—	699,884	468,534	—	468,534
NGL	11,513	83,928	95,441	9,832	32,165	41,997
Natural gas sales	14,225	44,000	58,225	26,128	20,162	46,290
Total petroleum and natural gas sales	$924,873	$1,192,442	$2,117,315	$775,914	$378,182	$1,154,096

Included in accounts receivable at June 30, 2024 is $362.7 million of accrued receivables related to delivered volumes (December 31, 2023 - $271.1 million).

14.    INCOME TAXES

The provision for income taxes has been computed as follows:

	Six Months Ended June 30
	2024	2023
Net income before income taxes	$136,621	$104,677
Expected income taxes at the statutory rate of 24.64% (2023 – 24.80%)	33,663	25,960
Change in income taxes resulting from:
Effect of foreign exchange	7,398	(1,612)
Effect of rate adjustments for foreign jurisdictions	(5,085)	(2,883)
Effect of change in deferred tax benefit not recognized (1)	2,145	(1,613)
Effect of internal debt restructuring (2)	—	(186,460)
Repatriation and related taxes	7,413	—
Adjustments, assessments and other	1,232	6,241
Income tax expense (recovery)	$46,766	$(160,367)
(1)A deferred tax asset of $42.8 million remains unrecognized due to uncertainty surrounding future commodity prices and future capital gains (December 31, 2023 - $40.4 million). These deferred income tax assets relate to capital losses of $161.9 million and non-capital losses of $92.9 million.

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency ("CRA") that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. Following objections and submissions, in November 2023 the CRA issued notices of confirmation regarding their prior reassessments. In February 2024, Baytex filed notices of appeal with the Tax Court of Canada and we estimate it could take between two and three years to receive a judgment. The reassessments do not require us to pay any amounts in order to participate in the appeals process. Should we be unsuccessful at the Tax Court of Canada, additional appeals are available; a process that we estimate could take another two years and potentially longer.

We remain confident that the tax filings of the affected entities are correct and will defend our tax filing positions. During Q4/2023, we purchased $272.5 million of insurance coverage for a premium of $50.3 million which will help manage the litigation risk associated with this matter. The most recent reassessments issued by the CRA assert taxes owing by the trusts of $244.8 million, late payment interest of $208.6 million as at the date of reassessments and a late filing penalty in respect of the 2011 tax year of $4.1 million.

By way of background, we acquired several privately held commercial trusts in 2010 with accumulated non-capital losses of $591.0 million (the "Losses"). The Losses were subsequently deducted in computing the taxable income of those trusts. The reassessments, as confirmed in November 2023, disallow the deduction of the Losses for two reasons. First, the reassessments allege that the trusts were resettled and the resulting successor trusts were not able to access the losses of the predecessor trusts. Second, the reassessments allege that the general anti-avoidance rule of the Income Tax Act (Canada) operates to deny the deduction of the losses. If, after exhausting available appeals, the deduction of Losses continues to be disallowed, either the trusts or their corporate beneficiary will owe cash taxes, late payment interest and potential penalties. The amount of cash taxes owing, late payment interest and potential penalties are dependent upon the taxpayer(s) ultimately liable (the trusts or their corporate beneficiary) and the amount of unused tax shelter available to the taxpayer(s) to offset the reassessed income, including tax shelter from subsequent years that may be carried back and applied to prior years.

15.    FINANCING AND INTEREST

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Interest on Credit Facilities	$15,639	$7,535	$33,928	$13,751
Interest on long-term notes	37,656	20,565	72,334	32,659
Interest on lease obligations	651	155	964	220
Cash interest	$53,946	$28,255	$107,226	$46,630
Amortization of debt issue costs	7,862	1,847	10,922	2,371
Accretion on asset retirement obligations (note 9)	5,459	4,395	10,386	9,221
Early redemption expense (note 8)	24,350	—	24,350	—
Financing and interest	$91,617	$34,497	$152,884	$58,222

16.    FOREIGN EXCHANGE

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Unrealized foreign exchange loss (gain)	$19,189	$(12,880)	$57,907	$(13,093)
Realized foreign exchange loss	866	941	2,085	1,091
Foreign exchange loss (gain)	$20,055	$(11,939)	$59,992	$(12,002)

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade receivables, trade payables, dividends payable, financial derivatives, Credit Facilities and long-term notes. The fair value of trade receivables and trade payables approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	June 30, 2024		December 31, 2023
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
Fair value through profit and loss
Financial derivatives	$7,028	$7,028	$23,274	$23,274	Level 2
Total	$7,028	$7,028	$23,274	$23,274

Amortized cost
Cash	$35,887	$35,887	$55,815	$55,815	—
Trade receivables	429,098	429,098	339,405	339,405	—
Total	$464,985	$464,985	$395,220	$395,220

Financial Liabilities
Fair value through profit and loss
Financial derivatives	$(5,314)	$(5,314)	$—	$—	Level 2
Total	$(5,314)	$(5,314)	$—	$—

Amortized cost
Trade payables	$(617,222)	$(617,222)	$(477,295)	$(477,295)	—
Dividends payable	(18,161)	(18,161)	(18,381)	(18,381)	—
Credit Facilities	(607,589)	(625,976)	(848,749)	(864,736)	—
Long-term notes	(1,833,182)	(1,946,995)	(1,562,361)	(1,653,118)	Level 1
Total	$(3,076,154)	$(3,208,354)	$(2,906,786)	$(3,013,530)

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2024 and 2023.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
U.S. dollar denominated	US$10,256	US$17,923	US$1,405,172	US$1,249,725

Commodity Price Risk

Financial Derivative Contracts

As at July 25, 2024 Baytex had the following commodity financial derivative contracts for the period subsequent to June 30, 2024.

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential	July 2024 to Dec 2024	15,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.31/bbl	WCS
Basis differential	July 2024 to Dec 2024	6,000 bbl/d	WTI less US$13.58/bbl	WCS
Basis differential	July 2024 to Dec 2024	8,250 bbl/d	WTI less US$2.78/bbl	MSW
Basis differential	Jan 2025 to Dec 2025	2,000 bbl/d	WTI less US$2.75/bbl	MSW
Collar	July 2024 to Dec 2024	10,000 bbl/d	US$60.00/US$100.00	WTI
Collar	July 2024 to Sep 2024	10,000 bbl/d	US$60.00/US$100.00	WTI
Collar	July 2024 to Dec 2024	2,500 bbl/d	US$60.00/US$94.15	WTI
Collar	July 2024 to Dec 2024	1,500 bbl/d	US$60.00/US$90.35	WTI
Collar	July 2024 to Dec 2024	1,000 bbl/d	US$60.00/US$90.00	WTI
Collar	July 2024 to Dec 2024	2,000 bbl/d	US$60.00/US$85.00	WTI
Collar	July 2024 to Dec 2024	2,000 bbl/d	US$60.00/US$84.60	WTI
Collar	July 2024 to Dec 2024	5,000 bbl/d	US$60.00/US$84.15	WTI
Collar	Oct 2024 to Dec 2024	2,500 bbl/d	US$60.00/US$100.00	WTI
Collar	Oct 2024 to Dec 2024	3,500 bbl/d	US$60.00/US$87.10	WTI
Collar	Oct 2024 to Dec 2024	3,500 bbl/d	US$60.00/US$85.75	WTI
Collar	Jan 2025 to Mar 2025	5,000 bbl/d	US$60.00/US$88.70	WTI
Collar	Jan 2025 to Mar 2025	2,500 bbl/d	US$60.00/US$90.20	WTI
Collar	Jan 2025 to Mar 2025	2,500 bbl/d	US$60.00/US$90.05	WTI
Collar	Jan 2025 to Mar 2025	7,500 bbl/d	US$60.00/US$90.00	WTI
Collar	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$94.25	WTI
Collar	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$93.90	WTI
Collar	Jan 2025 to Jun 2025	5,000 bbl/d	US$60.00/US$91.95	WTI
Collar	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$90.00	WTI
Collar	Jan 2025 to Jun 2025	3,000 bbl/d	US$60.00/US$89.55	WTI
Collar	Apr 2025 to Jun 2025	2,000 bbl/d	US$60.00/US$88.17	WTI
Collar (2)	Apr 2025 to Jun 2025	5,000 bbl/d	US$60.00/US$90.50	WTI
Collar (2)	Apr 2025 to Jun 2025	3,000 bbl/d	US$60.00/US$90.60	WTI

Natural Gas
Collar	July 2024 to Dec 2024	5,000 mmbtu/d	US$3.00/US$4.185	NYMEX
Collar	July 2024 to Dec 2024	8,500 mmbtu/d	US$3.00/US$4.15	NYMEX
Collar	July 2024 to Dec 2024	5,000 mmbtu/d	US$3.00/US$4.10	NYMEX
Collar	July 2024 to Dec 2024	2,500 mmbtu/d	US$3.00/US$4.09	NYMEX
Collar	July 2024 to Dec 2024	2,500 mmbtu/d	US$3.00/US$4.06	NYMEX
Collar	Jan 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.01	NYMEX
Collar	Jan 2025 to Dec 2025	5,000 mmbtu/d	US$3.25/US$4.03	NYMEX
Collar	Jan 2025 to Dec 2025	5,000 mmbtu/d	US$3.25/US$4.08	NYMEX
Collar	Jan 2025 to Dec 2025	3,000 mmbtu/d	US$3.25/US$4.135	NYMEX
Collar	Jan 2025 to Dec 2025	5,500 mmbtu/d	US$3.25/US$4.14	NYMEX
Collar	Jan 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.32	NYMEX
Collar	Jan 2025 to Dec 2025	3,000 mmbtu/d	US$3.00/US$4.85	NYMEX
Collar	Jan 2025 to Dec 2025	8,000 mmbtu/d	US$3.00/US$4.855	NYMEX
Collar	Jan 2026 to Dec 2026	11,000 mmbtu/d	US$3.25/US$5.02	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Contract entered subsequent to June 30, 2024.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Realized financial derivatives loss (gain)	$2,257	$(16,365)	$(3,231)	$(21,780)
Unrealized financial derivatives (gain) loss	(10,790)	19,403	21,560	10,193
Financial derivatives (gain) loss	$(8,533)	$3,038	$18,329	$(11,587)

18.    CAPITAL MANAGEMENT

The Company's capital management objective is to maintain a strong balance sheet that provides financial flexibility to execute its development programs, provide returns to shareholders and optimize its portfolio through strategic acquisitions. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At June 30, 2024, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade receivables, prepaids and other assets, trade payables, share-based compensation liability, dividends payable, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time-to-time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital-intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of adjusted funds flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Debt

The Company uses net debt to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines net debt to be the sum of our Credit Facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade payables, dividends payable, share-based compensation liability, other long-term liabilities, cash, trade receivables and prepaids and other assets. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles net debt to amounts disclosed in the primary financial statements.

	June 30, 2024	December 31, 2023
Credit Facilities	$607,589	$848,749
Unamortized debt issuance costs - Credit Facilities (note 7)	18,387	15,987
Long-term notes	1,833,182	1,562,361
Unamortized debt issuance costs - Long-term notes (note 8)	48,712	35,114
Trade payables	617,222	477,295
Share-based compensation liability	22,706	35,732
Dividends payable	18,161	18,381
Other long-term liabilities	19,845	19,147
Cash	(35,887)	(55,815)
Trade receivables	(429,098)	(339,405)
Prepaids and other assets	(81,805)	(83,259)
Net Debt	$2,639,014	$2,534,287

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirements obligations settled during the applicable period, transaction costs and cash premiums on derivatives.

Adjusted funds flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Cash flows from operating activities	$505,584	$192,308	$889,357	$377,246
Change in non-cash working capital	20,140	40,795	52,163	79,849
Asset retirement obligations settled	7,115	5,392	13,626	9,518
Transaction costs	—	32,832	1,539	41,703
Cash premiums on derivatives	—	2,263	—	2,263
Adjusted Funds Flow	$532,839	$273,590	$956,685	$510,579